                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                            _____________________



                                  FORM 11-K



           ( X )   Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                   Commission file Nos. 2-83724, 33-12324,
                            33-38267 and 33-55587


                            _____________________



                 For the Fiscal Year Ended December 31, 1995

                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                          (Full Title of the Plan)









                          TRANSAMERICA CORPORATION
                            600 Montgomery Street
                       San Francisco, California 94111


                   (Name of Issuer of the Securities Held
                    Pursuant to the Plan and the Address
                     of its Principal Executive Office)

Required information:

     (a)  Financial statements filed as a part of this report:

            Report of Ernst & Young LLP, Independent Auditors Statement of Net Assets Available for Plan Benefits
              December 31, 1995 and 1994
            Statement of Changes in Net Assets Available for Plan
              Benefits - Years ended December 31, 1995, 1994
              and 1993
            Notes to Financial Statements - December 31, 1995

     (b)  Exhibit filed as a part of this report:

            23.1 Consent of Ernst & Young LLP to the incorporation by reference of their report dated March 22, 1996 in Transamerica Corporation's Registration
                    Statements on Form S-8 (File Nos. 2-83724,
                    33-12324, 33-38267 and 33-55587).


                                 Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSAMERICA CORPORATION
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)



Burton E. Broome
Vice President and Controller
Transamerica Corporation

For the Transamerica Corporation Employees Stock
Savings Plan Administration Committee


Date:  March 28, 1996

                            FINANCIAL STATEMENTS


                                     For


                         ANNUAL REPORT ON FORM 11-K







                          TRANSAMERICA CORPORATION

                        EMPLOYEES STOCK SAVINGS PLAN




                        Year Ended December 31, 1995

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS





Board of Directors
Transamerica Corporation
San Francisco, California


We have audited the accompanying statements of net assets available for plan benefits of Transamerica Corporation Employees Stock Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




                                                          Ernst & Young LLP

Los Angeles, California
March 22, 1996

                                              TRANSAMERICA CORPORATION
                                            EMPLOYEES STOCK SAVINGS PLAN

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                  December 31, 1995
                                                    (Part 1 of 2)


                                                         Transamerica Life Insurance & Annuity            John
                                    Transamerica    __________________________________________________   Hancock
                                    Corporation                     Fixed                    Equity       Cash
                                       Common         Bond         Income       Equity       Index       Reserve
                                       Stock          Fund          Fund         Fund         Fund        Fund
                                    ____________      ____         ______       ______       ______      _______
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $120,190,857 for
    3,074,805 shares) ...........   $224,076,383
  Transamerica Bond Fund--at
   fair value (cost $4,085,077
   for 347,480 shares) ..........                  $4,782,438
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $15,115,530,
   which approximates fair
   value ........................                               $48,502,439
  Transamerica Equity Fund--at
   fair value (cost $16,661,300
   for 1,872,290 shares) ........                                             $23,876,384
  Transamerica Equity Index
   Fund--at fair value (cost
   $3,151,346 for 303,761
   shares) ......................                                                          $4,239,452
  John Hancock Cash Reserve
   Fund--at cost, which approxi-
   mates fair value .............                                                                       $3,256,918
  Dodge & Cox Balanced Fund--at
   fair value (cost $6,542,558
   for 136,681 shares) ..........
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $7,636,693 for 447,346
   shares) ......................
  Loans to participants .........
                                    ____________   __________   ___________   ___________  __________   __________
  Total investments .............    224,076,383    4,782,438    48,502,439    23,876,384   4,239,452    3,256,918

Dividends receivable ............      1,537,402
Cash equivalents ................        565,056                                    5,255
                                    ____________   __________   ___________   ___________  __________   __________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $226,178,841   $4,782,438   $48,502,439   $23,881,639  $4,239,452   $3,256,918
                                    ============   ==========   ===========   ===========  ==========   ==========
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES          7,100        1,300         3,600         3,100       1,400          800
                                           =====        =====         =====         =====       =====          ===

See notes to financial statements

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                    December 31, 1995
                                     (Part  2 of 2)


                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income      Participant
                                       Fund         Fund         Loans         Total
                                     ________     _______      ___________     _____
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $120,190,857 for
   3,074,805 shares) ............                                          $224,076,383
  Transamerica Bond Fund--at
   fair value (cost $4,085,077
   for 347,480 shares) ..........                                             4,782,438
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $15,115,530,
   which approximates fair
   value ........................                                            48,502,439
  Transamerica Equity Fund--at
   fair value (cost $16,661,300
   for 1,872,290 shares) ..........                                          23,876,384
  Transamerica Equity Index
   Fund--at fair value (cost
   $3,151,346 for 303,761
   shares) ......................                                             4,239,452
  John Hancock Cash Reserve
   Fund--at cost, which approxi-
   mates fair value .............                                             3,256,918
  Dodge & Cox Balanced Fund--at
   fair value (cost $6,542,558
   for 136,681 shares) ...........  $7,462,800                                7,462,800
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $7,636,693 for 447,346
   shares) .......................               $8,951,391                   8,951,391
  Loans to participants ..........                            $7,911,492      7,911,492
                                    __________   __________   __________   ____________
  Total investments .............    7,462,800    8,951,391    7,911,492    333,059,697

Dividends receivable ............                                             1,537,402
Cash equivalents ................                                               570,311
                                    __________   __________   __________   _____________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $7,462,800   $8,951,391   $7,911,492   $335,167,410
                                    ==========   ==========   ==========   ============
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES        1,800        2,000        1,500
                                         =====        =====        =====

See notes to financial statements

Page 7

                                              TRANSAMERICA CORPORATION
                                            EMPLOYEES STOCK SAVINGS PLAN

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                  December 31, 1994
                                                    (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity            John
                                    Transamerica    __________________________________________________   Hancock
                                    Corporation                     Fixed                    Equity       Cash
                                       Common         Bond         Income       Equity       Index       Reserve
                                       Stock          Fund          Fund         Fund         Fund        Fund
                                    ____________      ____         ______       ______       ______      _______
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $113,826,676 for
    3,132,017 shares) ...........   $155,817,841
  Transamerica Bond Fund--at
   fair value (cost $3,108,767
   for 279,843 shares) ..........                  $3,095,177
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $14,576,265,
   which approximates fair
   value ........................                               $45,124,461
  Transamerica Equity Fund--at
   fair value (cost $11,616,543
   for 900,876 shares) ..........                                             $13,323,507
  Transamerica Equity Index
   Fund--at fair value (cost
   $2,511,395 for 261,341
   shares) ......................                                                          $2,644,196
  John Hancock Cash Reserve
   Fund--at cost, which approxi-
   mates fair value .............                                                                        $2,233,718
  Dodge & Cox Balanced Fund--at
   fair value (cost $5,390,091
   for 117,916 shares) ..........
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $5,661,881 for 346,466
   shares) ......................
  Loans to participants .........
                                    ____________   __________    ___________   __________  __________    __________
  Total investments .............    155,817,841    3,095,177     45,124,461   13,323,507   2,644,196     2,233,718

Dividends receivable ............      1,566,008
Cash equivalents ................        547,228
                                    ____________   __________    ___________  ___________  __________    __________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $157,931,077   $3,095,177    $45,124,461  $13,323,507  $2,644,196    $2,233,718
                                    ============   ==========    ===========  ===========  ==========    ==========
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES          6,900        1,200          3,700        2,400       1,150           700
                                           =====        =====          =====        =====       =====          ====

See notes to financial statements

Page 8

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                    December 31, 1994
                                     (Part  2 of 2)

                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                    Balanced       Income     Participant
                                      Fund          Fund         Loans       Total
                                     ________     _______      ___________  _____
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $113,826,676 for
   3,132,017 shares) ............                                          $155,817,841
  Transamerica Bond Fund--at
   fair value (cost $3,108,767
   for 279,843 shares) ..........                                             3,095,177
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $14,576,265,
   which approximates fair
   value ........................                                            45,124,461
  Transamerica Equity Fund--at
   fair value (cost $11,616,543
   for 900,876 shares) ..........                                            13,323,507
  Transamerica Equity Index
   Fund--at fair value (cost
   $2,511,395 for 261,341
   shares) ......................                                             2,644,196
  John Hancock Cash Reserve
   Fund--at cost, which approxi-
   mates fair value .............                                             2,233,718
Dodge & Cox Balanced Fund--at
   fair value (cost $5,390,091
   for 117,916 shares) ...........  $5,330,967                                5,330,967
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $5,661,881 for 346,466
   shares) .......................               $5,529,496                   5,529,496
  Loans to participants ..........                            $7,073,191      7,073,191
                                    __________   __________   __________    ___________
  Total investments .............    5,330,967    5,529,496    7,073,191    240,172,554

Dividends receivable ............                                             1,566,008
Cash equivalents ................                                               547,228
                                    __________   __________   __________   ____________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $5,330,967   $5,529,496   $7,073,191   $242,285,790
                                    ==========   ==========   ==========   ============
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES        1,600        1,750        1,300
                                         =====        =====        =====

See notes to financial statements

Page 9

                                              TRANSAMERICA CORPORATION
                                            EMPLOYEES STOCK SAVINGS PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                            Year Ended December 31, 1995
                                                    (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity            John
                                    Transamerica    _________________________________________________    Hancock
                                    Corporation                    Fixed                     Equity       Cash
                                      Common          Bond        Income        Equity       Index       Reserve
                                      Stock           Fund         Fund          Fund         Fund        Fund
                                    ____________      ____        _______       ______       ______      _________
ADDITIONS
Net investment income:
  Interest .....................    $     63,635                $ 3,179,887                             $  148,147
  Dividends ....................       6,253,457
                                    ____________                ___________                             __________
      Net investment income ....       6,317,092                  3,179,887                                148,147
Net change in unrealized
  appreciation of investments ..      61,894,361   $  710,951                 $ 5,508,120  $  955,305
Appreciation realized on sale
  for transfer or loan .........       4,955,163       53,619                     574,624      57,086
Contributions:
  Participants .................       4,321,150      581,499     2,375,423     2,959,499     667,139      272,627
  Loan recontribution ..........       1,253,637       91,018       609,699       537,233     119,455       68,378
  Employer (reduced by for-
    feitures of $402,690) ......       8,037,553
Interfund transfers ............      (9,177,146)     563,497     3,276,844     2,102,343     142,863    1,960,347
Loan disbursements .............      (1,345,349)    (124,961)   (1,208,934)     (430,533)   (107,425)    (202,722)
                                    ____________   __________    __________   ___________  __________    _________
      Total additions ..........      76,256,461    1,875,623     8,232,919    11,251,286   1,834,423    2,246,777

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       7,868,446      188,362                     693,154     239,167
  Cash .........................         140,251                  4,854,941                              1,223,577
                                    ____________   __________    __________   ___________  __________    _________
      Total deductions .........       8,008,697      188,362     4,854,941       693,154     239,167    1,223,577
                                    ____________   __________    __________   ___________  __________    _________
Net additions ..................      68,247,764    1,687,261     3,377,978    10,558,132   1,595,256    1,023,200
Net assets available for plan
  benefits at December 31, 1994      157,931,077    3,095,177    45,124,461    13,323,507   2,644,196    2,233,718
                                    ____________   __________   ___________    __________  ___________  __________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1995    $226,178,841   $4,782,438   $48,502,439   $23,881,639  $4,239,452   $3,256,918
                                    =============  ==========   ===========   ===========  ===========  ==========

See notes to financial statements

Page 10

                                              TRANSAMERICA CORPORATION
                                            EMPLOYEES STOCK SAVINGS PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                            Year Ended December 31, 1995
                                                    (Part 2 of 2)

                                                     T. Rowe
                                      Dodge           Price
                                      & Cox          Equity
                                     Balanced        Income      Participant
                                       Fund           Fund        Loans         Total
                                     ________       ________     ___________    _____
ADDITIONS
Net investment income:
  Interest .....................                              $   570,839   $  3,962,508
  Dividends ....................    $  385,103   $  470,457                    7,109,017
                                    __________   __________   ___________   ____________
      Net investment income ....       385,103      470,457       570,839     11,071,525
Net change in unrealized
  appreciation of investments ..       979,366    1,447,083                   71,495,186
Appreciation realized on sale
  for transfer or loan .........        52,752       46,650                    5,739,894
Contributions:
  Participants .................     1,140,779    1,275,354                   13,593,470
  Loan recontribution ..........       199,863      237,989    (3,117,272)
  Employer (reduced by for-
    feitures of $402,690) ......                                               8,037,553
Interfund transfers ............       508,526      622,726
Loan disbursements  ............      (255,767)    (226,609)    3,902,300
                                    __________   __________   ___________   ____________
      Total additions ..........     3,010,622    3,873,650     1,355,867    109,937,628

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       878,789      451,755                   10,319,673
  Cash .........................                                  517,566      6,736,335
                                    __________   __________   ___________   ____________
      Total deductions .........       878,789      451,755       517,566     17,056,008
                                    __________   __________   ___________   ____________
Net additions ..................     2,131,833    3,421,895       838,301     92,881,620
Net assets available for plan
  benefits at December 31, 1994      5,330,967    5,529,496     7,073,191    242,285,790
                                    __________   __________   ___________   ____________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1995    $7,462,800   $8,951,391   $ 7,911,492   $335,167,410
                                    ==========   ==========   ===========   ============

See notes to financial statements

Page 11

                                             TRANSAMERICA CORPORATION
                                           EMPLOYEES STOCK SAVINGS PLAN

                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           Year Ended December 31, 1994
                                                   (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity            John
                                    Transamerica    _________________________________________________    Hancock
                                    Corporation                    Fixed                     Equity       Cash
                                       Common         Bond        Income        Equity       Index       Reserve
                                       Stock          Fund         Fund          Fund         Fund        Fund
                                    ____________      ____        _______       ______       ______      ________
ADDITIONS
Net investment income:
  Interest .....................    $     43,895                $ 3,181,205
  Dividends ....................       6,151,722                                                        $   97,271
                                    ____________                ___________                              _________
      Net investment income ....       6,195,617                  3,181,205                                 97,271
Net change in unrealized
  appreciation (depreciation)
  of investments ...............     (25,357,091)  $ (185,366)                 $  441,730  $    8,548
Appreciation (depreciation)
  realized on sale for
  transfer or loan .............       1,005,091       (5,454)                     65,841      13,925
Contributions:
  Participants .................       4,575,031      645,681     2,250,526     2,527,598     645,672      259,149
  Loan recontribution ..........       1,094,361       77,012       485,824       299,834      98,409       45,534
  Employer (reduced by for-
    feitures of $238,558) ......       8,019,375
Interfund transfers ............      (1,265,560)    (301,619)      540,764       800,926    (170,004)     147,978
Loan disbursements .............      (1,415,247)    (108,388)   (1,163,217)     (342,484)    (75,855)    (113,603)
                                    ____________   __________   ___________    __________  __________    _________
      Total additions ..........      (7,148,423)     121,866     5,295,102     3,793,445     520,695      436,329

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       6,413,511      387,061                     371,303      78,165
  Cash .........................         105,314                  4,761,331                              1,338,028
                                    ____________   __________   ___________   ___________  __________    _________
      Total deductions .........       6,518,825      387,061     4,761,331       371,303      78,165    1,338,028
                                    ____________   __________   ___________   ___________  __________    _________
Net additions (deductions) .....     (13,667,248)    (265,195)      533,771     3,422,142     442,530     (901,699)
Net assets available for plan
  benefits at December 31, 1993      171,598,325    3,360,372    44,590,690     9,901,365   2,201,666    3,135,417
                                    ____________   __________   ___________   ___________  __________   __________
  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT DECEMBER 31, 1994     $157,931,077   $3,095,177   $45,124,461   $13,323,507  $2,644,196   $2,233,718
                                    ============   ==========   ===========   ===========  ==========   ==========

See notes to financial statements

Page 12

                                               TRANSAMERICA CORPORATION
                                             EMPLOYEES STOCK SAVINGS PLAN

                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             Year Ended December 31, 1994
                                                     (Part 2 of 2)

                                                  T. Rowe
                                      Dodge        Price
                                      & Cox       Equity
                                     Balanced     Income     Participant
                                       Fund        Fund         Loans         Total
                                     ________    ________    ___________  _____________
ADDITIONS
Net investment income:
  Interest .....................                             $   468,102  $  3,693,202
  Dividends ....................    $  229,155  $  426,629                   6,904,777
                                    __________   __________  ___________  ____________
      Net investment income ....       229,155     426,629       468,102    10,597,979
Net change in unrealized
  appreciation (depreciation)
  of investments ...............      (133,943)   (229,951)                (25,456,073)
Appreciation (depreciation)
  realized on sale for
  transfer or loan .............         7,766       7,006                   1,094,175
Contributions:
  Participants .................     1,074,570   1,200,158                  13,178,385
  Loan recontribution ..........       141,133     166,322    (2,408,429)
  Employer (reduced by for-
    feitures of $238,558) ......                                             8,019,375
Interfund transfers ............       365,994    (118,479)
Loan disbursements  ...........       (147,487)   (144,719)    3,511,000
                                    __________  __________   ___________  ____________
      Total additions ..........     1,537,188   1,306,966     1,570,673     7,433,841

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       588,747     263,970                   8,102,757
  Cash .........................                                 437,310     6,641,983
                                    __________  __________   ___________  ____________
      Total deductions .........       588,747     263,970       437,310    14,744,740
                                    __________  __________   ___________  ____________
Net additions (deductions) .....       948,441   1,042,996     1,133,363    (7,310,899)
Net assets available for plan
  benefits at December 31, 1993      4,382,526   4,486,500     5,939,828   249,596,689
                                    __________  __________   ___________  ____________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1994    $5,330,967  $5,529,496   $ 7,073,191  $242,285,790
                                    ==========  ==========   ===========  ============

See notes to financial statements

Page 13

                                               TRANSAMERICA CORPORATION
                                             EMPLOYEES STOCK SAVINGS PLAN

                                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             Year Ended December 31, 1993
                                                     (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity             Trans-
                                    Transamerica    __________________________________________________    america
                                    Corporation                    Fixed                      Equity       Cash
                                      Common          Bond        Income        Equity        Index       Reserve
                                      Stock           Fund         Fund          Fund          Fund        Fund
                                    ____________   ________        ____         _______       ______      _________
ADDITIONS
Net investment income:
  Interest ......................   $     34,889                $  3,667,033
  Dividends .....................      6,031,417                                                         $   61,208
                                    ____________                 ___________                             __________
      Net investment income .....      6,066,306                   3,667,033                                 61,208
Net change in unrealized
  appreciation (depreciation)
  of investments ................     (2,077,471)  $  171,776                 $ 1,265,234   $  124,253
Appreciation realized on sale
  for transfer ..................     10,354,125       14,784                      41,811       11,702
Contributions:
  Participants ..................      4,939,607      656,726      3,272,585    1,897,828      708,609      382,198
  Loan recontribution ...........        223,565       14,306        123,661       56,840       19,729       12,678
  Employer (reduced by for-
    feitures of $310,785) .......      8,990,730
Interfund transfers .............    (22,074,718)   3,267,387     (1,044,182)   7,930,152    2,025,061    2,581,187
Loan disbursements ..............     (3,006,667)     (99,508)    (2,380,908)    (181,857)    (106,487)    (113,190)
                                    ____________   __________    ___________   __________    _________   __________
  Total additions                      3,415,477    4,025,471      3,638,189   11,010,008    2,782,867    2,924,081

DEDUCTIONS
Distributions to participants:
  Securities, at cost ...........      6,627,759       66,332                     115,930       44,965
  Cash ..........................        119,136                   4,011,376                                319,637
Transamerica Insurance Group
 transfer:
  Securities, at cost ...........     35,060,574      598,767     14,392,207      992,713      536,236      819,622
  Cash ..........................        255,632
                                    ____________    _________     __________  ___________   __________   __________
      Total deductions ..........     42,063,101      665,099     18,403,583    1,108,643      581,201    1,139,259
                                    ____________    _________    ___________  ___________   __________   __________
Net additions (deductions) ......    (38,647,624)   3,360,372    (14,765,394)   9,901,365    2,201,666    1,784,822
Net assets available for plan
  benefits at beginning of
    year                             210,245,949                  59,356,084                              1,350,595
                                    ____________   __________   ____________  ___________   __________   __________
NET ASSETS AVAILABLE FOR PLAN
      BENEFITS AT END OF YEAR       $171,598,325   $3,360,372   $ 44,590,690  $ 9,901,365   $2,201,666   $3,135,417
                                    ============   ==========   ============  ===========   ==========   ==========

See notes to financial statements

Page 14

                                                   TRANSAMERICA CORPORATION
                                                 EMPLOYEES STOCK SAVINGS PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                 Year Ended December 31, 1993
                                                         (Part 2 of 2)

                                                T. Rowe
                                      Dodge      Price                                Fidelity
                                      & Cox      Equity          FPA     Fidelity     Equity-
                                     Balanced    Income        Capital   Magellan     Income     Participant
                                      Fund        Fund        Fund, Inc. Fund,Inc.     Fund        Loans         Total
                                    ________    ________      __________ ________     ________   ___________
ADDITIONS
Net investment income:
  Interest .....................                                                                 $  112,559  $   3,814,481
  Dividends ....................    $  200,381  $  319,989   $  11,851   $   94,957  $   7,388                   6,727,191
                                    __________  __________   _________   __________  _________   __________  _____________
      Net investment income ....       200,381     319,989      11,851       94,957      7,388      112,559     10,541,672
Net change in unrealized
  appreciation (depreciation)
  of investments ...............        74,819      97,566    (164,052)     (71,782)   (36,838)                   (616,495)
Appreciation realized on sale
  for transfer .................        29,727      21,912     148,144      199,308     65,914                  10,887,427
Contributions:
  Participants .................     1,064,251   1,457,157                                                      14,378,961
  Loan recontribution ..........        33,337      38,515                                         (522,631)
Employer (reduced by for-
    feitures of $310,785) ......                                                                                 8,990,730
Interfund transfers ............     4,873,260   4,793,765    (401,520)  (1,623,220)  (327,172)
Loan disbursements .............      (210,286)   (232,908)     (9,908)      (3,504)    (4,677)   6,349,900
                                    __________  __________   _________   ___________ _________   __________  _____________
      Total additions ..........     6,065,489   6,495,996    (415,485)  (1,404,241)  (295,385)   5,939,828     44,182,295

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       147,100     148,616       2,541       24,543     14,617                   7,192,403
  Cash .........................                                                                                 4,450,149
Transamerica Insurance Group
 transfer:
  Securities, at cost ..........     1,535,863   1,860,880      26,689      403,594    119,366                  56,346,511
  Cash .........................                                                                                   255,632
                                    __________  __________   _________   ___________ _________   __________  _____________
      Total deductions .........     1,682,963   2,009,496      29,230      428,137    133,983                  68,244,695
                                    __________  __________   _________   ___________ _________   __________  _____________
Net additions (deductions) .....     4,382,526   4,486,500    (444,715)  (1,832,378)  (429,368)   5,939,828    (24,062,400)
Net assets available for plan
  benefits at beginning of
    year                                                       444,715    1,832,378    429,368                 273,659,089
                                    __________  __________   _________   __________  _________   __________   ____________
   NET ASSETS AVAILABLE FOR PLAN
         BENEFITS AT END OF YEAR    $4,382,526  $4,486,500   $           $           $           $5,939,828   $249,596,689
                                    ==========  ==========   =========   ==========  =========   ==========   ============

See notes to financial statements

Page 15
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1995



NOTE A--Description of the Plan

     The Transamerica Corporation Employees Stock Savings Plan (the Plan) is a profit-sharing plan with provisions for pretax salary deferrals under
Section 401(k) of the Internal Revenue Code (the Code). (Prior to January 1, 1994, the Plan was an employee stock ownership plan which permitted Section 401(k) salary deferrals). Substantially all salaried employees of Transamerica Corporation (the Corporation) and its subsidiaries may participate upon completion of one year of service. Subject to certain restrictions, participants generally may defer 1% to 6% of their salaries and contribute that amount to the Plan. These salary deferrals are matched at 75% by employer contributions. Effective January 1, 1993, most non-highly compensated employees (as defined) are permitted to defer an additional 1% to 6% of their salaries as contributions to the Plan, and if Plan non-discrimination tests permit, certain highly compensated employees may defer an additional 1% of their salaries as contributions to the Plan. These additional contributions are not matched by the employer.

     Participant contributions under the Plan are invested, as directed by the participant in any of eight investment alternatives: the Corporation's Common Stock, the John Hancock Cash Reserve Fund (formerly Transamerica Cash Reserve Fund), the Transamerica Bond Fund, the Dodge & Cox Balanced Fund, the
T. Rowe Price Equity Income Fund, the Transamerica Fixed Income Fund, the Transamerica Equity Index Fund, and the Transamerica Equity Fund. All employer matching contributions are invested in the Corporation's common stock. Participants age 60 or older may redirect the investment of all or part of their employer matching contributions from the Corporation's common stock to any of the other available investment alternatives.

     Beginning July 1, 1993, eligible participants may, subject to certain restrictions, apply for loans from their plan accounts. Loan repayments are deposited back into the participant's plan accounts and allocated to the various investment funds according to the participant's election for allocation of pretax contributions. Loans from the employer matching account are not permitted.

     The Corporation and its participating subsidiaries, including Transamerica Life Insurance and Annuity Company (the issuer of the group pension contract under which the Transamerica Fixed Income Fund is maintained and the sponsoring company for the Transamerica Bond Fund, Transamerica Equity Fund and Transamerica Equity Index Fund), are defined as parties in interest

Page 16
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                              December 31, 1995



NOTE A--Description of the Plan (Continued)

with respect to the Plan under the Employee Retirement Income Security Act of 1974 (ERISA). Transactions between the Plan and such parties in interest are intended to qualify for one or more of the prohibited transaction exemptions under ERISA.

     The Plan provides that participants acquire a vested interest in the employer account balances based upon their years of service with the Corporation or its participating subsidiaries. If a participant terminates employment before full vesting, the nonvested portion of the participant's interest will be forfeited. The Corporation has the right to change or terminate the Plan at any time. In the event the Plan is terminated, the Plan provides for full vesting of all participants' employer account balances.

     During 1993, the Corporation completed the sale of its subsidiary, Transamerica Insurance Group. Account balances of the participating employees of Transamerica Insurance Group were transferred to the stock savings plan of the new company, TIG Holdings, Inc., after completion of the initial public offering in April 1993.

NOTE B--Significant Accounting Policies

     Accounting for Investments: The Plan's investment in the Corporation's common stock is valued at the closing price on the last business day of the year on the New York Stock Exchange Composite Transactions.

     The Transamerica Fixed Income Fund is valued at cost plus accrued interest income and the John Hancock Cash Reserve Fund is valued at cost, which approximates fair value. Shares of the Transamerica Bond Fund, the Transamerica Equity Fund, the Transamerica Equity Index Fund, the Dodge & Cox Balanced Fund, and the T. Rowe Price Equity Income Fund, are valued at the net asset value per share reported by the Fund at December 31.

     Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Repurchases of shares within the Plan are accounted for at the average monthly price of the shares in the month they are sold by employees or forfeited to the Plan. The price is calculated as the average of the price of the stock as listed in the New York Stock Exchange Composite Transactions as determined by the Plan administrator in a uniform and nondiscriminatory manner. The cost of shares sold or distributed is determined on an average cost basis. Dividend income from the Corporation's common stock and shares of Dodge & Cox Balanced Fund, T. Rowe Price Equity Income Fund, FPA Capital Fund, Inc., Fidelity Magellan Fund, Inc. and Fidelity Equity-Income Fund is recorded on the ex-dividend date. Dividend income from John Hancock Cash Reserve Fund is accrued as earned and interest income from Transamerica Fixed Income Fund, Bank of America's Short Term Investment Fund (cash equivalent) and from participant loans is accrued as earned. Interest

Page 17
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                              December 31, 1995



NOTE B--Significant Accounting Policies (Continued)

changed on participant loans is at a fixed rate and is calculated at the Bank of America prime rate plus one percent.

     Effective December 31, 1993, the FPA Capital Fund, Inc., the Fidelity Magellan Fund, Inc. and the Fidelity Equity-Income Fund were discontinued as available investment alternatives. Assets that previously were invested in those Funds were, pursuant to participant instructions, transferred to one of the other available investment funds.

     Expenses: All Plan administrative expenses are paid by the Corporation and its participating subsidiaries.

     Income Taxes: The Plan is intended to qualify under section 401(a) of the Code, and the Plan's trust and custodial accounts are intended to be exempt from federal income tax under section 501(a) of the Code. The Corporation has applied for a determination from the Internal Revenue Service that the Plan and trust so qualify. Under a tax-qualified plan, participants are not subject to income tax on employer contributions, contributions made through salary deferrals, or income credited to their accounts until these amounts are distributed.

NOTE C--Reportable Transactions

     Changes in the Plan's investment in Transamerica Corporation Common Stock during each of the three years in the period ended December 31, 1995 are summarized as follows:

                                       Shares         Cost
                                       ______         ____

     Balance at December 31, 1992     4,320,374    $137,952,194
     Purchases ..................       426,186      22,288,648
     Sale for transfer ..........      (464,385)    (14,210,571)
     Sale for loan distribution .       (51,596)     (1,834,569)
     Distributions ..............      (210,069)     (6,627,759)
     Fair value of forfeiture ...        (5,549)       (301,483)
     Transamerica Insurance Group    (1,027,223)    (35,060,574)
       distribution
                                      _________    ____________
     Balance at December 31, 1993     2,987,738     102,205,886
     Purchases ..................       398,287      20,536,045
     Sale for transfer ..........       (34,790)     (1,132,876)
     Sale for loan distribution .       (27,428)     (1,080,828)
     Distributions ..............      (186,135)     (6,413,511)
     Fair value of forfeiture ...        (5,655)       (288,040)
                                      _________    ____________
     Balance at December 31, 1994     3,132,017     113,826,676
     Purchases ..................       338,636      20,825,900
     Sale for transfer ..........      (152,156)     (5,226,403)
     Sale for loan distribution .       (21,772)       (974,429)
     Distributions ..............      (215,815)     (7,868,446)
     Fair value of forfeiture ...        (6,105)       (392,441)
                                      _________    ____________
     Balance at December 31, 1995     3,074,805    $120,190,857
                                      ==========   ============

Page 18
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                               December 31, 1995



NOTE C--Reportable Transactions (Continued)

     During 1995 there were 55 open market purchases of Transamerica Corporation Common Stock totaling 292,867 shares at a cost of $17,920,306 and 16 open market sales of Transamerica Corporation Common Stock totaling 142,157 shares for $9,156,561. For the Transamerica Fixed Income Fund there were 145 purchases totaling $11,086,491 and 35 sales totaling $8,172,100. These constitute a series of transactions in excess of 5% of the current value of the Plan's assets, which are defined as category (iii) reportable transactions under ERISA.

     Bank of America NT & SA, as Trustee for the Plan, temporarily invests certain cash receipts of the plan in Bank of America's Short Term Investment Fund prior to investing the funds in the participants' selected investments. During 1995 there were 87 individual purchases of Short Term Investment Fund units totaling $19,526,686 and 72 sales totaling $20,034,263 each of which constitutes a series of transactions in excess of 5% of the current value of the Plan's assets, and which are defined as category (iii) reportable transactions under ERISA. There were no category (i), (ii) or (iv) reportable transactions during 1995. The Plan incurred no expenses, and realized no gain or loss except for interest earned during the period the units were held by the Plan, on these transactions.

NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments

     The changes in unrealized appreciation (depreciation) of investments result from fluctuations in the fair value of securities held. The following table shows the unrealized appreciation (depreciation) of investments at December 31, 1995, 1994 and 1993, and the changes in unrealized appreciation (depreciation).

Page 19
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                              December 31, 1995



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)

(Part 1 of 2)

                                                   Transamerica Life Insurance & Annuity
                                   Transamerica     _____________________________________
                                   Corporation                                Equity
                                      Common         Bond         Equity      Index
                                      Stock          Fund          Fund        Fund
                                   ____________      ____         ______      ______
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1992   $ 69,425,727
Increase in unrealized
  appreciation .................     32,282,541    $ 193,694    $1,337,865   $  147,878
Depreciation realized on sale
  for transfer .................     (9,182,026)      (7,411)      (20,101)      (7,429)
Depreciation realized on sale
  for loan .....................     (1,172,099)      (7,373)      (21,710)      (4,273)
Amounts distributed to partici-
  pants ........................     (4,495,240)      (3,605)      (13,316)        (823)
Transamerica Insurance Group
  transfer .....................    (19,510,647)      (3,529)      (17,504)     (11,100)
                                   ____________    _________    __________   __________
Net increase (decrease) in
  unrealized appreciation in
  1993 .........................     (2,077,471)     171,776     1,265,234      124,253
                                   ____________    _________    __________   __________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1993     67,348,256      171,776     1,265,234      124,253
Increase (decrease) in unrealized
  appreciation .................    (21,288,909)    (172,345)      542,504       25,764
Appreciation (depreciation)
  realized on sale for
  transfer .....................       (670,681)      24,240       (33,355)     (13,609)
Depreciation realized on sale
  for loan .....................       (334,411)     (18,783)      (32,486)        (316)
Amounts distributed to partici-
  pants ........................     (3,063,090)     (18,478)      (34,933)      (3,291)
                                   ____________    _________    __________   __________
Net increase (decrease) in
  unrealized appreciation in
  1994 .........................    (25,357,091)    (185,366)      441,730        8,548
                                   ____________    _________    __________   __________
      UNREALIZED APPRECIATION
            (DEPRECIATION) AT
            DECEMBER 31, 1994        41,991,165      (13,590)    1,706,964      132,801
Increase (decrease) in unrealized
  appreciation .................     72,928,533      790,668     6,365,510    1,076,046
Appreciation (depreciation)
  realized on sale for
  transfer .....................     (4,584,243)     (42,469)     (479,343)     (36,818)
Depreciation realized on sale
  for loan .....................       (370,920)     (11,150)      (95,281)     (20,268)
Amounts distributed to partici-
  pants ........................     (6,079,009)     (26,098)     (282,766)     (63,655)
                                   ___________     _________    __________   __________
Net increase in unrealized
  appreciation in 1995 .........     61,894,361      710,951     5,508,120      955,305
                                   ___________     _________    __________   __________
      UNREALIZED APPRECIATION
         AT DECEMBER 31, 1995      $103,885,526    $ 697,361    $7,215,084   $1,088,106
                                   ============    =========    ==========   ==========

Page 20
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                                  December 31, 1995



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)

(Part 2 of 2)

                                                T. Rowe
                                     Dodge       Price                               Fidelity
                                     & Cox      Equity        FPA        Fidelity    Equity-
                                    Balanced    Income      Capital      Magellan    Income
                                      Fund       Fund      Fund, Inc.   Fund,Inc.     Fund      Total
                                    ________    _______    __________   _________    ________   _____
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1992                            $ 164,052    $  71,782  $ 36,838   $ 69,698,399
Increase in unrealized
  appreciation .................    $  124,136 $  144,889       1,650      168,984    50,271     34,451,908
Depreciation realized on sale
  for transfer .................       (19,478)   (10,937)   (144,562)    (198,947)  (65,025)    (9,655,916)
Depreciation realized on sale
  for loan .....................       (10,249)   (10,975)     (3,582)        (361)     (889)    (1,231,511)
Amounts distributed to partici-
  pants ........................        (5,051)     5,567      (1,572)      (4,403)   (2,547)    (4,520,990)
Transamerica Insurance Group
  transfer .....................       (14,539)   (30,978)    (15,986)     (37,055)  (18,648)   (19,659,986)
                                    __________ __________   _________    _________  ________   ____________
Net increase (decrease) in
  unrealized appreciation in
  1993 .........................        74,819     97,566    (164,052)     (71,782)  (36,838)      (616,495)
                                    __________ __________   _________    _________  ________   ____________
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1993        74,819     97,566                                        69,081,904
Increase (decrease) in
  unrealized appreciation ......      (127,055)  (228,654)                                      (21,248,695)
Appreciation (depreciation)
  realized on sale for
  transfer .....................        (6,291)    (5,186)                                         (704,882)
Depreciation realized on sale
  for loan .....................        (1,477)    (1,822)                                         (389,295)
Amounts distributed to partici-
  pants ........................           880      5,711                                        (3,113,201)
                                    __________ __________   _________    _________  ________    ___________
Net increase (decrease) in
  unrealized appreciation in
  1994 .........................      (133,943)  (229,951)                                      (25,456,073)
                                    __________ __________   _________    _________  ________    ___________
         UNREALIZED APPRECIATION
               (DEPRECIATION) AT
               DECEMBER 31, 1994       (59,124)  (132,385)                                       43,625,831
Increase (decrease) in
  unrealized appreciation ......     1,159,541  1,436,683                                        83,756,981
Appreciation (depreciation)
  realized on sale for
  transfer .....................       (30,710)   (27,763)                                       (5,201,346)
Depreciation realized on sale
  for loan .....................       (22,042)   (18,887)                                         (538,548)
Amounts distributed to partici-
  pants ........................      (127,423)    57,050                                        (6,521,901)
                                    __________ __________   _________    _________  ________    ___________
Net increase in unrealized
  appreciation in 1995 .........       979,366  1,447,083                                        71,495,186
                                    __________ __________   _________    _________  ________   ____________
         UNREALIZED APPRECIATION
            AT DECEMBER 31, 1995    $  920,242 $1,314,698   $            $          $          $115,121,017
                                    ========== ==========   =========    ========   ========   ============